[redacted]

09057245

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.S.H. TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WALL STREET, PH1
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN A. DEROSE (917) 495-7513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG & COMPANY
(Name – *if individual, state last, first, middle name*)

ONE BRADLEY ROAD, SUITE #710	WOODBRIDGE	CT	06525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAN A. DEROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.S.H. TRADING, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR OF OPERATIONS

Title

My Commission Expires April 30, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSH TRADING, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

GREENBERG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
One Bradley Road
Suite #710
Woodbridge, Connecticut 06525
Telephone 203-397-1468 ~ Fax 203-397-1475
www.greenbergandcocpa.com

LAURENCE E. GREENBERG, CPA LUCIANN HEALEY, CPA

REPORT OF INDEPENDENT ACCOUNTANTS

JSH Trading, LLC

We have audited the accompanying statement of financial condition of JSH Trading, LLC (the Partnership), as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSH Trading, LLC at December 31,2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 171 of the American Stock Exchange. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Co, CPA

Greenberg and Company

February 16, 2009
Woodbridge, Connecticut

JSH TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

ASSETS

Cash	$	96,962
Options, at market value		26,617,192
Stocks, at market value		29,386,550
Due from Broker		20,926,855
Furniture and Equipment, net of accumulated depreciation of $125,009		143,838
Other Assets		68,699
TOTAL ASSETS	**$**	**77,240,096**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Stocks, at market value	$	34,413,991
Options, at market value		34,875,781
Accounts Payable		100,242
Taxes Payable		107,315
Accrued Expenses		277,917
TOTAL LIABILITIES	**$**	**69,775,246**

MEMBERS' EQUITY:

Total Members' Equity (see Statement of Changes in Members' Equity)	$	7,464,850
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**77,240,096**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

GROSS REVENUE:				
Realized gains and losses from trading	$	5,157,854		
Unrealized gains and losses from trading		1,375,577		
Interest Income		932,933		
Dividend Income		45,504		
Miscellaneous Income		35,664		
TOTAL REVENUE			$	7,547,532
EXPENSES:				
Salaries and Wages	$	275,500		
Guaranteed Payments		621,685		
Clearing Costs		918,065		
Interest Expense		1,201,610		
Computer Consulting		364,000		
Dividend Expense		224,475		
Equipment Rental		4,561		
Bank Charge		1,440		
Parking		1,691		
Floor Brokerage		1,073		
Professional Fees		305,354		
Repairs and Maintenance		2,000		
Rent		65,944		
Quotations and Research		370,441		
Exchange Fee		683,635		
Licenses and Permits		14,972		
Dues and Subscriptions		144		
Travel and Entertainment		23,037		
Office and computer expense		1,236		
Printing and Postage		485		
Telephone and Utilities		86,738		
Insurance		4,166		
Payroll taxes and fringe benefits		64,235		
Depreciation		63,296		
TOTAL EXPENSES				5,299,783
INCOME BEFORE TAXES			$	2,247,749
Provision for New York City Business Tax				293,874
NET INCOME			**$**	**1,953,875**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	TOTAL	99% MANAGING MEMBER	0.50% MEMBER	0.50% MEMBER
Members' Equity - January 1, 2008	$ 6,231,683	$ 5,145,930	$ 1,053,196	$ 32,556
Contributions	-	-	-	$ 31,158
Distributions	$ (720,708)	(720,708)	-	(31,158)
Net Income	$ 1,953,875	1,934,336	9,770	9,770
Members' Equity - December 31, 2008	$ 7,464,850	$ 6,359,558	$ 1,062,966	$ 42,326

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net Income		$ 1,953,875
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 63,296	
Unrealized gains and losses from trading	(1,375,577)	
Realized gains and losses from trading	(5,157,854)	
Interest Income	(932,933)	
Dividend Income	(45,504)	
Miscellaneous Income	(35,664)	
Clearing Costs	918,065	
Interest Expense	1,201,610	
Dividend Expense	224,475	
Exchange Fee	683,635	
(Increase) decrease in operating assets:		
Other Assets	(546)	
Increase (decrease) in operating liabilities:		
Accounts Payable	34,871	
Accrued Expenses	(523,898)	
Taxes Payable	107,315	
Total adjustments		(4,838,709)
Net cash provided by operating activities		(2,884,834)
Cash flows from investing activities		
Transfers from securities trading account	$ 3,751,569	
Purchase of computer equipment	(144,784)	
Net cash provided by investing activities		3,606,785
Cash flows from financing activities		
Contributions from Member	$ 31,158	
Distributions to Member	(751,866)	
Net cash used in financing activities		(720,708)
Cash at beginning of year		$ 95,719
Cash at end of year		$ 96,962

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Organization and Nature of Business

JSH Trading, LLC, (The Partnership), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the *Financial Industry Regulatory Authority (FINRA)* formerly known as NASD. The Partnership is a New York limited liability company.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Partnership. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises primarily principal transactions funded by the member's capital contributions. There are no customers.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into are reported on a settlement date basis. Securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management, if necessary. As of December 31, 2008, all marketable securities had a readily determinable market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Property under capital lease is amortized over the lives of the respective leases or the estimated useful lives of the assets. Amortization is included with depreciation expense.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a pass-through entity for Federal and State income taxes. Income taxes on the Partnership's earnings are the responsibility of the members of the Limited Liability Company. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. There is a New York City Unincorporated Business tax, which has been provided in the amount of $293,874. Taxes Payable at December 31, 2008 of $107,315 represents the balance due for this tax.

3. Receivable From and Payable to Broker

The amounts on the Statement of Financial Condition titled due from broker represent amounts receivable for securities transactions that have not reached their contractual settlement date.

4. Securities

Marketable Securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not yet Purchased
Corporate Stocks	$29,386,550	$34,413,991
Options	26,617,192	34,875,781
Total	$56,003,742	$69,289,772

5. Net Capital Requirements

The Partnership is exempt from the Securities and Exchange Act Net Capital Rule pursuant to paragraph 15c3-1(b)(1). JSH Trading, LLC is a Market Maker (as defined), in listed options on the American Stock Exchange, and, therefore, is excluded from Rule 15c3-1(b)(1). The partnership is subject to Rule 110 of the American Stock Exchange which provides for a minimum tentative net capital requirement, (as defined), of $15,000 per trader, for at total of $45,000. In addition, as the Partnership does not participate in any off-floor trading, reductions for haircuts do not apply. The partnership had tentative net capital of $7,252,313 as of December 31, 2008, which exceeds the minimum requirement by $7,207,313. Schedule 1, attached, provides the tentative net capital requirement calculation.

6. Securities and Exchange Commission Rule 15c3-3 Exemption

The Partnership is exempt from the objectives stated in rule 15c3-3 under paragraph k(2)(ii) due to the fact that the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

7. Commitments and Contingent Liabilities

The Partnership leases office space in New York City under an operating lease. The lease is renewed annually and calls for monthly rental payments of $5,380, plus associated fees. Total rent expense for the year ended December 31, 2008 was S65,944.

8. Partnership Agreement

Net operating profits and losses will be allocated to the members in accordance to section 4.2 of the Partnership Operating Agreement. During 2008, one of the .50% ownership members was liquidated for the fair value of their equity account and replaced with another .50% member with a contribution equal to the previous owner's capital account balance.

9. Investment

On March 20, 2006, the Partnership entered into an agreement to purchase 50 shares of floating rate preferred stock of its clearinghouse, per the terms of an agreement titled the Floating Rate Preferred Stock Purchase Agreement ("the agreement"). This investment of $50,000 has been included in other assets. The agreement contains certain financial convenants, which have been met by the Partnership as of December 31, 2008.

10. Related Party Transactions

The Partnership incurred professional fees in the amount of $179,994 for services provided by a related party, JSH Systems, Inc., a Florida Corporation. At December 31, 2007, $30,000 of this amount was in Accounts Payable.

11. Reconciliation with Partnership's FOCUS Report

The Partnership files quarterly FOCUS Reports. There were no differences between net income reported on the December 31, 2008 Focus Report of $1,935,875 and net income on the audited financial statements.

JSH TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 110 OF THE AMERICAN STOCK EXCHANGE

AS OF DECEMBER 31, 2008

Schedule I

Net Capital		
Total Members' Equity		$ 7,464,850
Deduct Members' Equity not allowable for net capital		-
Total Members' Equity qualified for net capital		7,464,850
Deductions		
Nonallowable assets		
Furniture and Equipment, net of accumulated depreciation	$ 143,838	
Other assets	68,699	
Total Deductions		(212,537)
Tentative Net Capital		$ 7,252,313
Tentative Net Capital Requirement ($15,000 per trader)		$ 45,000
Excess Tentative Net Capital		$ 7,207,313

Reconciliation with Partnership's FOCUS Report:

	December 31, 2008 FOCUS Report (unaudited)	Audited Financial Statements
Net Capital (Members' Equity)	$ 7,464,850	$ 7,464,850
Net Income	$ 1,953,875	$ 1,953,875

Greenberg & Company
Certified Public Accountants
One Bradley Road
Suite 710
Woodbridge, Connecticut 06525
Telephone (203) 397-1468 ~ Fax (203) 397-1475
www.greenbergandcocpa.com

LAURENCE E. GREENBERG, CPA LUCIANN HEALEY, CPA

JSH Trading, LLC:

In planning and performing our audit of the financial statements of JSH Trading, LLC (the Partnership), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding of assets. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17z-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In the fulfilling of this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be

material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Grbg + Co, CPA

Greenberg and Company

February 16, 2009
Woodbridge, Connecticut

END